CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESTATED AND PRESENTED IN ACCORDANCE WITH
U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and six-month periods ended June 30, 2009 and June 30, 2008, the three-month period ended March 31, 2009, and the Company’s most recent annual report for the year ended December 31, 2009, as restated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses as well as EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the Company before specific items, net earnings (loss) per share attributable to the Company’s common shareholders before specific items, and free cash flow.  Free cash flow is a non-GAAP measure, calculated as EBITDA after capital expenditures, interest and taxes paid, and adjustments to reflect employee future benefit payments.  The closest GAAP measure is cash provided by operations less cash used by investing activities.  Management believes these measures are useful to evaluate the performance of the Company and its business segments.  GAAP does not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 8, “Non-GAAP measures”.

In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne and the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at July 30, 2009, which is the date of filing in conjunction with the Company’s press release announcing its results for the second quarter of 2009.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for the Company’s products, product prices and advertising levels, production volumes, future cash flows and liquidity, severance obligations, strength of markets, achievement of synergies, availability of fibre and curtailment of operations.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, levels of advertising spending and circulation, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in Section 12 of this MD&A under the heading "Risks and uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.	OVERVIEW AND HIGHLIGHTS

Second quarter overview

General overview

Market conditions for the Company’s products continued to be extremely challenging during the second quarter of 2009 (“Q2”).  Demand for printing papers for the first half of 2009 declined at record year-over-year rates and prices for the Company’s paper products decreased significantly in Q2.  Reported benchmark prices were down quarter-over-quarter US$128 per tonne for newsprint, US$80 per ton for lightweight coated (“LWC”) and US$74 per ton for SC-A uncoated paper.  In addition to price decreases, a stronger Canadian dollar in the quarter further negatively impacted revenue in Q2.  In this difficult market environment, the Company continued to match production to customer orders resulting in significant curtailment. The Company curtailed 50% of its newsprint capacity, 19% of its specialty printing paper capacity and 100% of its market pulp capacity for Q2.  This represented curtailment of 43% of the Company’s total market capacity in the quarter compared to 30% in the first quarter of 2009 (“Q1”).

The Company took a number of steps in Q2, in addition to market curtailment, to respond to ongoing deterioration in its markets, including further reductions in staffing levels and capital expenditures, and initiating a legal challenge to unreasonably high municipal property taxes.  However, the Company was not able to offset market factors and operating and net earnings declined significantly in the quarter.

Financial performance

The Company recorded a net loss attributable to the Company of $1.9 million and a net loss attributable to the Company before specific items of $25.6 million in Q2, compared to net earnings attributable to the Company of $20.1 million and net earnings attributable to the Company before specific items of $8.4 million in Q1.  EBITDA was $6.1 million compared to $61.1 million in the prior quarter.  Q2 EBITDA included restructuring costs of $12.3 million, compared to $4.2 million in Q1.  EBITDA before these specific items for Q2 was $18.4 million, compared to $65.3 million in Q1.

Product demand and pricing

Very weak North American demand for print advertising and consequently significant oversupply, continued to drive prices downward for the Company’s products in Q2.  Coated and uncoated mechanical paper prices continued to be negatively impacted by weak demand from retail advertisers, and directory prices declined quarter-over-quarter as weak demand and lower newsprint prices resulted in lower spot market prices.  Newsprint price declines accelerated in the face of weak demand and significant oversupply within this market segment.  Due to stronger demand from China and a resulting decline in global pulp inventories, prices for Northern Bleached Softwood Kraft (“NBSK”) started to recover in the quarter although they still remained at relatively low levels.

Production curtailment

Although no new indefinite capacity closures were announced in Q2, the full quarter impact of indefinite curtailment that began during Q1 resulted in an overall increase in production curtailment in all segments in the quarter.  Crofton No. 1 paper machine (“C1”), which had been indefinitely curtailed since February 1, 2009, was restarted on May 26, 2009.  The restart of C1, which can produce newsprint or directory paper, balanced production with customer orders and partially offset the impact of all three paper machines at Elk Falls being curtailed, which has been the case since February 23, 2009.  However, C1 will likely see further curtailment later in the second half of 2009 following the peak season for directory book printing.  Elk Falls division paper machines No. 1 (“E1”), No. 2 (“E2”) and No. 5 (“E5”) continued to be curtailed throughout Q2, removing 526,000 tonnes of newsprint and uncoated mechanical paper capacity on an annualized basis.  Production of NBSK pulp at Crofton was also indefinitely curtailed throughout Q2, removing 403,000 tonnes of annual pulp capacity.

The following table summarizes paper and pulp production curtailment in Q2:

Q2, 2009 Production Curtailment (000 tonnes)	Specialty printing papers	Newsprint	Pulp	Total

Crofton 1	16.3	–	85.8	102.1
Elk Falls 2	38.0	93.1	–	131.1
Snowflake	–	26.0	–	26.0
Total	54.3	119.1	85.8	259.2

1
Market-related curtailment comprised of 16,300 tonnes of specialty printing papers related to C1 which was curtailed from February 1, 2009 to May 25, 2009 and 85,800 tonnes of market pulp which was indefinitely curtailed on March 8, 2009.

2
Market-related curtailment comprised of 38,000 tonnes of specialty printing papers related to E2 which was indefinitely curtailed on February 23, 2009, 38,300 tonnes of newsprint related to E1, which was curtailed throughout Q1 and Q2, and 54,800 tonnes of newsprint related to E5 which was indefinitely curtailed on February 23, 2009.

Restructuring

On May 26, 2009, the Company announced a restructuring plan to reduce the level of salaried staff by approximately 100 positions.  This included permanent reductions at the Richmond and Nanaimo offices and indefinite layoffs at the Crofton and Elk Falls mills where significant production capacity has been indefinitely curtailed.  Since the plan was announced, the number of reductions has been increased to 70 positions and the number of indefinite layoffs reduced to 18 positions.  The Company expects to realize approximately $4 million in annualized savings from permanent staffing reductions of 37 in Richmond and Nanaimo with one-time severance costs associated with this reduction estimated to not exceed $3 million.  The reduction of 33 staff positions at Elk Falls and Crofton will result in further annualized savings of approximately $4 million but will not be realized until working notice ranging from six to twenty-four months is completed.  Savings from indefinite layoffs of 18 people are estimated to be approximately $116,000 per month.

The Company recorded restructuring costs of $12.3 million during Q2, primarily related to the restructuring plan for the Powell River division announced in the prior quarter, as well as the salaried staff reduction program.

Property tax dispute

During Q2, the Company petitioned the Supreme Court of British Columbia (“B.C.”) for judicial review of property tax rates in each of the four municipalities in which its B.C. paper mills are located.  The Company is seeking declarations, under Section 262 of the Local Government Act, that the tax rates are unreasonable and therefore beyond the municipalities’ jurisdiction.  The petition filed in North Cowichan, B.C., is expected to be heard in early August, 2009.  Dates have not yet been set for hearings for the other municipalities.  Total property taxes for 2009 for the four municipalities were assessed at $22.9 million, $3.6 million of which relates to school, district, provincial, and other levies, of which the Company has paid $3.2 million.  Of the remaining assessment of $19.3 million in municipal property taxes, the Company has paid $6.0 million, representing $1.5 million per community.  The Company’s assessment of its actual consumption of services, adjusted for the marginal federal tax rate of 30 per cent to reflect the deductibility of property taxes as a business expense, has been estimated to be approximately $3.5 million for the four municipalities.  The Company has recorded its property tax expense and liability based on the full amount of property taxes levied pending the outcome of the judicial review.  Refer to Section 1, “Overview and highlights” on “Strategy update”, and Section 12, “Risks and uncertainties”, for further details on property taxes.

Financing, liquidity and capital assets

On June 23, 2009, the Company announced that it is reviewing alternatives to address the maturity of its senior unsecured notes of US$354 million, 8.625% notes and US$250 million, 7.375% notes which mature in June 2011 and March 2014, respectively.  The Company intends to take proactive steps towards refinancing in light of current adverse credit conditions and the absence of any signs of a meaningful recovery for the Company's product lines.

The Company’s long-term corporate credit ratings were lowered from B to CCC+ by Standard & Poor’s Rating (“S&P”) in June, 2009 and from B1 to B3 by Moody’s Investors Service (“Moody’s”) in July, 2009.  These rating declines reflect both the announced review of refinancing alternatives and the weak market environment for the Company’s products.

On July 24, 2009, Powell River Energy Inc. (“PREI”), in which the Company is a 50% joint venture partner, successfully refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.450% first mortgage bonds.  These new bonds mature in 2016 and are non-recourse to the Company.  After fees and other expenses the additional $18 million raised via this refinancing will be distributed equally to the joint venture partners.

On June 17, 2009, the Canadian federal government announced its “Green Transformation Program”, which is intended to provide a maximum of $1 billion to the Canadian pulp industry in the form of credits against certain capital spending targeted at energy efficiency and environmental performance.  Although the specific details of the plan have yet to be announced, the Company anticipates it would qualify to receive capital credits related to black liquor production at its Crofton pulp mill based on the general principles announced to date.  However, as the current proposal is linked to 2009 production, the potential benefit to the Company would be significantly reduced by the indefinite curtailment of the Crofton pulp mill since March 8, 2009 and the permanent shutdown of the Elk Falls pulp mill in November 2008 due to the unavailability of sawdust fibre.  The legislation for this program is still to be finalized and approved, but based on the Company’s current understanding of the program, credits available to the Company to be offset against qualifying capital projects could be in the range of $10 million to $15 million.

At June 30, 2009, the Company had $176.2 million of liquidity available, comprised of $41.6 million in cash and $134.6 million of availability on the Company’s asset-based loan facility (“ABL Facility”).  Refer to Section 3, “Liquidity and capital resources” for a discussion of the Company’s credit facility and liquidity.

Selected financial information

(In millions of dollars, except where otherwise stated)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$644.0	$291.5	$352.5	$1,849.4	$492.2	$504.8	$452.9	$399.5

Operating earnings (loss)	(5.7)	(29.7)	24.0	(157.4)	11.5	14.0	(153.3)	(29.6)

EBITDA 1	67.2	6.1	61.1	159.4	64.7	53.1	29.5	12.1
– before specific items 1	83.7	18.4	65.3	189.5	65.9	66.2	30.7	26.7

Net earnings (loss) attributable to the Company	18.2	(1.9)	20.1	(219.8)	(48.5)	(10.9)	(121.9)	(38.5)
– before specific items 1	(17.2)	(25.6)	8.4	(25.6)	9.3	7.2	(20.3)	(21.8)

EBITDA margin 1	10.4%	2.1%	17.3%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items 1	13.0%	6.3%	18.5%	10.2%	13.4%	13.1%	6.8%	6.7%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$0.05	$(0.01)	$0.06	$(0.65)	$(0.13)	$(0.03)	$(0.33)	$(0.18)
– before specific items 1	(0.04)	(0.06)	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

Sales (000 tonnes)
Specialty printing papers	424.6	215.6	209.0	1,080.8	276.2	268.7	267.4	268.5
Newsprint	256.4	131.0	125.4	601.8	160.2	189.0	170.8	81.8
Total paper	681.0	346.6	334.4	1,682.6	436.4	457.7	438.2	350.3
Pulp	71.8	12.3	59.5	506.9	93.5	138.0	130.0	145.4
Total sales	752.8	358.9	393.9	2,189.5	529.9	595.7	568.2	495.7

Production (000 tonnes)
Specialty printing papers	425.3	204.8	220.5	1,060.1	250.0	276.0	265.7	268.4
Newsprint	258.6	126.1	132.5	596.8	152.7	188.9	172.2	83.0
Total paper	683.9	330.9	353.0	1,656.9	402.7	464.9	437.9	351.4
Pulp	38.6	-	38.6	503.4	89.2	131.3	142.9	140.0
Total production	722.5	330.9	391.6	2,160.3	491.9	596.2	580.8	491.4

US$/CDN$ foreign exchange 2
Average spot rate (a)	0.829	0.857	0.803	0.938	0.825	0.961	0.990	0.996
Period-end spot rate (b)	0.860	0.860	0.794	0.817	0.817	0.944	0.982	0.973
Average effective rate (c)	0.872	0.893	0.856	0.947	0.868	0.971	0.989	0.967

Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	381.8	381.8	381.8	214.7
Weighted average	381.8	381.8	381.8	336.1	381.8	381.8	365.2	214.7

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items, and net earnings (loss) per share attributable to the Company’s common shareholders before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate on the final business day of the reporting period.
c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates.  See Section 7, “Summary of quarterly results” for further details.

Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market pulp and owns Western Canada’s largest paper recycling facility.  With five mills, including its paper recycling facility, located within a 160-kilometre radius on the south coast of B.C., and one mill located in Snowflake, Arizona, Catalyst has a combined annual capacity of 2,491,000 tonnes of product.  The Company is headquartered in Richmond, B.C.

The Company is the largest producer of specialty printing papers and newsprint in Western North America.  Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers, and directory paper.  The Company is one of the largest producers of directory paper in the world and the only producer of lightweight coated paper in Western North America.

The Company’s business is comprised of three business segments: specialty printing papers, newsprint, and pulp.

The chart below illustrates the annual 2009 production capacity of the Company’s principal paper and pulp products by mill:

CAPACITY BY MILL LOCATION AND PRODUCT LINE
		Specialty printing papers					Newsprint		Pulp
Mill location	Number of paper machines	Uncoated mechanical		Lightweight coated	Directory		Newsprint		NBSK pulp

Crofton, B.C.	3	-		-	210,000		200,000		403,000	2
Elk Falls, B.C. 3	3	153,000		-	-		373,000		-
Port Alberni, B.C.	2	-		231,000	106,000		-		-
Powell River, B.C.	3	435,000		-	-		33,000		-
Snowflake, Arizona	2	-		-	-		347,000		-
Total capacity (tonnes)		588,000	1	231,000	316,000	1	953,000	1	403,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
The Company indefinitely curtailed pulp production at its Crofton mill, effective March 8, 2009, removing the equivalent of 403,000 tonnes, of which 343,000 tonnes are designated as market pulp with the remainder being consumed internally.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailment.

3
The Company has indefinitely curtailed E1, E2 and E5, removing the equivalent of 153,000 tonnes of specialty printing papers and 373,000 tonnes of newsprint annually.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailments.

Strategy Update

The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs and optimizing its brands and customer base.

2009 key priorities

Faced with difficult capital markets and deteriorating demand for paper, the Company is focused on improving its cost base, liquidity and market position to be able to emerge from the current market downturn in a stronger competitive position in the industry.  An update on 2009 key priorities as at June 30, 2009 follows:

Focus on cash flows and liquidity through the prudent use of capital, including limiting capital expenditures to basic maintenance of business levels and refinancing the 2009 non-recourse debt maturity of the Company’s variable interest entity (“VIE”), PREI:

•
During Q2, the Company’s free cash flow was negative $6.4 million and its liquidity decreased by $6.7 million from Q1.  Given current levels of production curtailment, the strong Canadian dollar, and prices for paper products that continue to decline, the Company’s cash flow and liquidity will be under increasing pressure if there is no improvement in market conditions for the Company’s products.

•	Capital expenditures in Q2 were $2.2 million and are expected to be less than $20 million in 2009, compared to $41.9 million in 2008 and $85.8 million in 2007.

•	During Q2, “in-the-money” debt hedges were unwound for proceeds of $10.4 million, bringing the year-to-date proceeds from monetizing favourable debt hedge positions to $34.8 million.

•	On July 24, 2009, PREI successfully refinanced $75 million of existing debt upon maturity with $95 million of new first mortgage bonds, maturing in 2016.

•	The Company is reviewing alternatives for the refinancing of its senior unsecured notes in advance of their maturity dates in 2011 and 2014.

Maintain the Company’s focus on matching production to customer orders and keep inventories at appropriate levels:

•
Production curtailment of 259,200 tonnes in Q2 represented 33% of paper capacity and 100% of market pulp capacity, and finished goods inventory levels as at June 30, 2009 of 49,600 tonnes compared to an average quarter-end inventory level of 105,200 tonnes in 2008 and 77,800 tonnes at the end of the prior quarter.

•	The Company currently anticipates taking 260,500 tonnes of production curtailment in Q3, 2009 (“Q3”).

Identify further opportunities to reduce “fixed” costs during periods of production curtailment to minimize the financial impact of operating at reduced volumes:

•	Mill fixed costs were $14.5 million lower in Q2 than the previous quarter compared to a reduction in production volume of 60,700 tonnes.

•	During Q2, the Company initiated a salaried staff restructuring program designed to reduce staff by approximately 100 positions.

•
The Company continues to focus on reducing the fixed cost burden of property taxes. The Company has proposed a municipal taxation model based on cost of service by class.  If adopted, the taxation rate by class will fairly reflect the cost spent by the municipality for each class and will avoid the historical over taxation of major industry to subsidize residential and small business tax classes. A legal challenge has been initiated by the Company in B.C. with respect to the municipal portion of property taxes.

Implement plans to reduce labour costs to $80 per tonne:

•	Manning structures designed to achieve an $80 per tonne labour target at the Powell River, Port Alberni, and Crofton mills were announced in prior quarters and continue to be implemented.

•	The Company is considering further initiatives to improve its labour cost structure beyond the $80 per tonne target and is exploring opportunities to establish new cost per hour targets.

Reduce municipal property taxes in four of the municipalities in B.C. that the Company operates:

•
The Company has petitioned the Supreme Court of B.C. for judicial review of municipal property tax rates in four of the municipalities in which it operates.  The property tax assessments from these municipalities total $19.3 million for 2009.  On July 2, 2009, the Company paid $6.0 million, an amount the Company estimates is approximately $2.5 million higher than the cost of the municipal services it receives.

Other strategic initiatives

Thermomechanical Pulp (“TMP”) investment in Port Alberni

In May, 2009, the Company began operating its upgraded TMP plant at the Port Alberni mill, completing the last part of the agreement reached with the mill’s union employees in February, 2008.  The capital upgrade increases TMP production capacity, reduces the use of recycled de-inked pulp, and decreases the Company’s overall fibre and power costs.  The Company incurred $0.9 million to substantially complete this upgrade during Q2 and a further $1.1 million is expected to be incurred during the balance of 2009.  The total cost of the TMP upgrade will be approximately $9.1 million, compared to a previously announced estimate of $12 million.

Consolidated results of operations

Three months ended June 30, 2009 compared to three months ended March 31, 2009

Sales

Sales in Q2 decreased by $61.0 million, or 17.3%, compared to Q1.  The decrease was primarily due to lower prices across all paper products, lower pulp sales volumes, reflecting a full quarter of market pulp curtailment, and the negative impact of the stronger Canadian dollar.

EBITDA and EBITDA before specific items

($ millions)	EBITDA 1	EBITDA before specific items 1

Q1, 2009	$61.1	$65.3
Paper prices	(32.9)	(32.9)
Pulp prices	(0.5)	(0.5)
Impact of Canadian dollar on sales, inclusive of hedging 2	(10.5)	(10.5)
Volume and mix	(7.1)	(7.1)
Fibre mix and costs	1.3	1.3
Labour costs	11.5	11.5
Maintenance	4.1	4.1
Lower of cost or market valuation of inventories	(8.4)	(8.4)
Restructuring costs	(8.1)	-
Other, net	(4.4)	(4.4)
Q2, 2009	$6.1	$18.4

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $6.3 million.

Operating earnings (loss)
The Company’s operating loss increased by $53.7 million compared to Q1. The decrease was primarily related to lower EBITDA of $55.0 million in Q2.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company in Q2 of $1.9 million ($0.01 per common share) was a deterioration of $22.0 million compared to net earnings attributable to the Company of $20.1 million ($0.06 per common share) in Q1.  This was primarily related to lower after-tax operating earnings of $37.6 million and the absence of an after-tax gain on cancellation of long-term debt of $26.1 million that was realized in Q1, offset by an after-tax exchange gain on the translation of long-term debt of $32.2 million in Q2 compared to an after-tax foreign exchange loss of $10.7 million in Q1.  Net loss attributable to the Company before specific items in Q2 of $25.6 million ($0.06 per common share) was a deterioration of $34.0 million compared to net earnings attributable to the Company before specific items of $8.4 million ($0.02 per common share) in the previous quarter.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

Three months ended June 30, 2009 compared to three months ended June 30, 2008

Sales

Sales in Q2 decreased by $161.4 million, or 35.6%, compared to Q2, 2008.  The impact of lower average pulp and paper prices and lower sales volume across all products significantly outweighed the positive impact of the weaker Canadian dollar in Q2 relative to Q2, 2008.  Sales volume was negatively impacted by increased market curtailment in Q2, as well as the loss of sales volume from the Elk Falls pulp and white top linerboard operation which was permanently shutdown in Q4, 2008.

EBITDA and EBITDA before specific items

($ millions)	EBITDA1	EBITDA before specific items1

Q2, 2008	$29.5	$30.7
Paper prices	(18.1)	(18.1)
Pulp prices	(3.3)	(3.3)
Impact of Canadian dollar on sales, inclusive of hedging 2	22.9	22.9
Volume and mix	(72.5)	(72.5)
Fibre mix and costs	6.0	6.0
Labour costs	30.2	30.2
Maintenance	15.8	15.8
Other fixed costs	8.1	8.1
Lower of cost or market valuation of inventories	(2.2)	(2.2)
Restructuring costs	(11.1)	-
Other, net	0.8	0.8
Q2, 2009	$6.1	$18.4

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $13.9 million.

Operating earnings (loss)

The Company’s operating loss improved by $123.6 million in Q2 compared to Q2, 2008.  The improvement over the comparative period was related to the $136.5 million impairment charge on Elk Falls pulp and white top linerboard assets in Q2, 2008 and lower amortization expense of $10.5 million in the current quarter, offset by lower EBITDA of $23.4 million in Q2.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company in Q2 of $1.9 million ($0.01 per common share) improved $120.0 million compared to a net loss attributable to the Company of $121.9 million ($0.33 per common share) in Q2, 2008.  This was largely due to the after-tax improvement in operating earnings in Q2 of $85.0 million, as well as an after-tax exchange gain on the translation of long-term debt of $32.2 million in Q2 compared to an after-tax foreign exchange loss of $1.0 million in Q2, 2008.  Net loss attributable to the Company before specific items of $25.6 million ($0.06 per common share) increased by $5.3 million from a net loss attributable to the Company before specific items of $20.3 million ($0.06 per common share) in Q2, 2008.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Sales

Sales in Q2 YTD, 2009 decreased by $208.4 million, or 24.4%, compared to Q2 YTD, 2008.  The negative impact of lower average pulp prices and lower sales volume for pulp and specialty printing papers was partly offset by the positive impact of the weaker Canadian dollar in Q2 YTD, 2009 and higher paper prices.  The Company’s sales volume was negatively impacted by increased market curtailment in Q2 YTD, 2009, as well as the loss of sales from the Elk Falls pulp and white top linerboard operation which was permanently shutdown in Q4, 2008.  These negative volume impacts outweighed the inclusion of Snowflake for the full six months in 2009 whereas in 2008 it was only included from the date of acquisition in April.

EBITDA and EBITDA before specific items

($ millions)	EBITDA1	EBITDA before specific items1

Q2 YTD, 2008	$41.6	$57.4
Paper prices	5.0	5.0
Pulp prices	(16.6)	(16.6)
Impact of Canadian dollar on sales, inclusive of hedging 2	44.8	44.8
Volume and mix	(91.5)	(91.5)
Distribution costs	2.5	2.5
Labour costs	54.9	54.9
Maintenance	21.7	21.7
Other fixed costs	1.5	1.5
Restructuring costs	(0.7)	-
Other, net	4.0	4.0
Q2 YTD, 2009	$67.2	$83.7

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $32.1 million.

Operating earnings (loss)

The Company’s operating loss improved by $177.2 million in Q2 YTD, 2009 compared to Q2 YTD, 2008.  The improvement was due to the $136.5 million impairment charge on Elk Falls pulp and white top linerboard assets in Q2 YTD, 2008, combined with higher EBITDA of $25.6 million and lower amortization expense of $15.3 million in the current period.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company in Q2 YTD, 2009 of $18.2 million ($0.05 per common share) improved $178.6 million compared to a net loss attributable to the Company of $160.4 million ($0.55 per common share) in Q2 YTD, 2008.  This was largely due to the after-tax improvement in operating loss of $122.2 million, an after-tax gain on cancellation of long-term debt of $26.1 million, and an after-tax exchange gain on the translation of long-term debt of $21.5 million in Q2 YTD, 2009, compared to an after-tax foreign exchange loss of $15.1 million in Q2 YTD, 2008.  Net loss attributable to the Company before specific items of $17.2 million ($0.04 per common share) improved by $24.9 million from a net loss attributable to the Company before specific items of $42.1 million ($0.15 per common share) in Q2 YTD, 2008.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

2.	SEGMENTED RESULTS

Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$410.4	$199.7	$210.7	$1,000.9	$281.9	$248.7	$235.3	$235.0

Operating earnings (loss)	17.8	(3.6)	21.4	27.0	22.6	14.6	(0.2)	(10.0)

EBITDA 1	63.8	19.2	44.6	139.5	58.9	40.5	25.6	14.5
– before specific items 1	75.6	29.0	46.6	150.1	57.9	40.6	26.1	25.5
EBITDA margin 1	15.5%	9.6%	21.2%	13.9%	20.9%	16.3%	10.9%	6.2%
– before specific items 1	18.4%	14.5%	22.1%	15.0%	20.5%	16.3%	11.1%	10.9%

Sales (000 tonnes)	424.6	215.6	209.0	1,080.8	276.2	268.7	267.4	268.5
Production (000 tonnes)	425.3	204.8	220.5	1,060.1	250.0	276.0	265.7	268.4
Curtailment (000 tonnes) 2	91.0	54.3	36.7	31.1	27.5	2.7	–	0.9

Average sales revenue per tonne	$966	$926	$1,008	$926	$1,020	$925	$880	$875
Average delivered cash costs per tonne 3	816	837	795	797	807	775	785	821
– before specific items 3	788	792	785	787	810	774	783	780

Benchmark prices
SC-A paper, 35 lb. (US$/ton) 4	840	803	877	866	902	895	850	815
LWC paper, No. 5, 40 lb. (US$/ton) 4	857	817	897	960	975	988	965	910
Telephone directory paper, 22.1 lb.(US$/ton) 4	785	770	800	750	755	755	745	745

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and downtime related to market demand in 2009.  Q2, 2009 curtailment includes 38,000 tonnes related to E2 which was indefinitely curtailed on February 23, 2009, as well as 16,300 tonnes related to C1 (curtailed February 1, 2009 to May 25, 2009).

3
Average delivered cash costs per tonne consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

Segment Overview

Specialty printing paper markets continued to deteriorate in Q2 due to weak advertising, as retailers and magazine publishers continued to reduce print media circulation and page counts.  With reduced demand for coated and uncoated mechanical papers, prices continued to decline sharply in Q2.

North American demand for coated mechanical papers fell 26.7% year-over-year and industry capacity operating rates were significantly below 2008 levels.  The Q2 average LWC benchmark price was US$817 per ton, a decrease of US$80 per ton, or 8.9%, from Q1.  Compared to Q2, 2008, the average benchmark price was down US$148 per ton, or 15.3%.

Demand for high-gloss and standard grade uncoated papers fell 24.0% and 16.6%, respectively, year-over-year and operating rates were well below their respective 2008 levels.  The average benchmark price for SC-A in Q2 was US$803 per ton, a decrease of US$74 per ton, or 8.4%, from Q1 compared to a decrease of US$47 per ton, or 5.5%, from the same quarter last year.  Given the continued decline in demand and pricing for uncoated mechanical papers, the indefinite curtailment of E2, implemented February 23, 2009, continued throughout Q2, removing 153,000 tonnes of specialty printing papers on an annualized basis.

North American directory demand fell by 24.4% year-over-year.  Prices were relatively stable quarter-over-quarter due to the existence of annual pricing agreements with major directory customers.  However, directory prices for Q2 were negatively impacted to some extent by non-contracted volume at lower spot prices.  The average benchmark price for Q2 was US$770 per ton, a decrease of US$30 per ton, or 3.8%, from Q1.  Compared to Q2, 2008, the average benchmark price was up US$25 per ton, or 3.4%.  During Q2, the Company curtailed 16,300 tonnes of directory paper on its C1 machine.

Operational performance

Three months ended June 30, 2009 compared to three months ended June 30, 2008

Operating loss for the specialty printing papers segment in Q2 increased $3.4 million compared to Q2, 2008.  EBITDA and EBITDA before specific items decreased $6.4 million and increased $2.9 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 51,800 tonnes, or 19.4%, from the comparative period in 2008 largely due to production curtailment in Q2.  Average sales revenue increased by $46 per tonne over the comparative period, as the positive impact of the weaker Canadian dollar and higher directory prices more than offset lower transaction prices for the rest of the Company’s specialty printing paper products.

Average delivered cash costs increased $52 per tonne from the comparative period in 2008, primarily due to higher restructuring costs in Q2 and the impact of production curtailment.  Before the impact of specific items, average delivered cash costs increased $9 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Operating earnings for the specialty printing papers segment in Q2 YTD, 2009 improved $28.0 million compared to Q2 YTD, 2008.  EBITDA and EBITDA before specific items improved $23.7 million and $24.0 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 111,300 tonnes, or 20.8%, from the comparative period in 2008 largely due to production curtailment in Q2 YTD, 2009.  Average sales revenue increased by $88 per tonne over the comparative period, as lower prices for coated mechanical papers were more than offset by the positive impact of a weaker Canadian dollar and higher directory prices.

Average delivered cash costs increased $13 per tonne from the comparative period in 2008.  This was primarily due to higher restructuring costs in Q2 and the impact of production curtailment.  Before the impact of specific items, average delivered cash costs increased $6 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Newsprint

(In millions of dollars, except where otherwise stated)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$190.7	$85.1	$105.6	$463.9	$143.0	$148.9	$118.3	$53.7
Operating earnings (loss)	(15.3)	(23.8)	8.5	3.6	10.6	11.9	(6.9)	(12.0)

EBITDA 1	8.0	(11.9)	19.9	43.3	23.6	21.5	3.0	(4.8)
– before specific items 1	10.6	(10.0)	20.6	47.4	23.5	21.6	3.5	(1.2)
EBITDA margin 1	4.2%	(14.0%)	18.8%	9.3%	16.5%	14.4%	2.5%	(8.9%)
– before specific items 1	5.6%	(11.8%)	19.5%	10.2%	16.4%	14.5%	3.0%	(2.2%)

Sales (000 tonnes)	256.4	131.0	125.4	601.8	160.2	189.0	170.8	81.8
Production (000 tonnes)	258.6	126.1	132.5	596.8	152.7	188.9	172.2	83.0
Curtailment (000 tonnes) 2	228.5	119.1	109.4	195.3	72.7	42.7	38.3	41.6

Average sales revenue per tonne	$744	$649	$843	$771	$893	$788	$692	$657
Average delivered cash costs per tonne 3	713	741	684	699	746	674	675	716
– before specific items 3	702	726	678	692	746	674	672	671

Benchmark price
Newsprint 48.8 gsm, West Coast delivery(US$/tonne) 4	628	564	692	687	741	726	670	613

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and downtime related to market demand in 2009.  Q2, 2009 curtailment includes 38,300 tonnes related to E1 (curtailed throughout Q1and Q2), and 54,800 tonnes related to E5 which is indefinitely curtailed (effective February 23, 2009).

3
Average delivered cash costs per tonne consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

4	Benchmark selling prices are sourced from RISI.

Segment Overview

Total North American demand for newsprint was down 28.7% in Q2, year-over-year and prices continued to face intense downward pressure.  Publishers responded to weak advertising demand and circulation with reduced linage, page counts and publication days.  The average newsprint benchmark price for Q2 was US$564 per tonne, a decrease of US$128 per tonne, or 18.5%, from Q1.  Compared to Q2, 2008, the average benchmark price was down US$106 per tonne, or 15.8%.

The restart of C1 on May 26, 2009, contributed 10,900 tonnes of newsprint production in Q2, compared to 6,800 tonnes of newsprint production on C1 in Q1.  The restart allowed production to be balanced with customer demand.

During Q2, the Company curtailed 26,000 tonnes of newsprint production at its Snowflake mill.  The Company’s newsprint machines at Elk Falls, E1 and E5, continued to be indefinitely curtailed throughout Q2, removing the equivalent of 373,000 tonnes of newsprint on an annualized basis.

Operational performance

Three months ended June 30, 2009 compared to the three months ended June 30, 2008

Operating loss for the newsprint segment in Q2 increased $16.9 million compared to Q2, 2008.  EBITDA and EBITDA before specific items decreased $14.9 million and $13.5 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 39,800 tonnes, or 23.3%, from Q2, 2008, due to higher production curtailment during Q2, 2009 of 80,800 tonnes, offset by the impact of including Snowflake for the full three months in Q2, 2009, compared to from the date of acquisition in April in Q2, 2008.  Snowflake also had ten days of production downtime due to a major capital upgrade in Q2, 2008.  Average sales revenue decreased $43 per tonne due to lower transaction prices which more than offset the positive impact of the weaker Canadian dollar.

Average delivered cash costs increased $66 per tonne from the comparative period in 2008.  This was primarily due to higher restructuring, the negative impact of write-downs of finished goods and raw material inventories related to newsprint in Q2, 2009, and the impact of production curtailment.  Before the impact of specific items, average delivered cash costs increased $54 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Six months ended June 30, 2009 compared to the six months ended June 30, 2008

Operating loss for the newsprint segment in Q2 YTD, 2009 decreased $3.6 million compared to Q2 YTD, 2008.  EBITDA and EBITDA before specific items improved $9.8 million and $8.3 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume increased 3,800 tonnes, or 1.5%, from Q2 YTD, 2008 as the additional sales volume related to the Snowflake acquisition in Q2, 2008, was not entirely offset by increased market curtailment in Q2 YTD, 2009.  Average sales revenue increased $63 per tonne as the positive impact of the weaker Canadian dollar more than offset the lower average transaction prices.

Average delivered cash costs increased $25 per tonne from the comparative period in 2008.  This was primarily due to the negative impact of write-downs of finished goods and raw material inventories related to newsprint in Q2, and the impact of production curtailment.  Before the impact of specific items, average delivered cash costs increased $30 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Pulp

(In millions of dollars, except where otherwise stated)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$42.9	$6.7	$36.2	$384.6	$67.3	$107.2	$99.3	$110.8
Operating earnings (loss)	(8.2)	(2.3)	(5.9)	(188.0)	(21.7)	(12.5)	(146.2)	(7.6)

EBITDA1	(4.6)	(1.2)	(3.4)	(23.4)	(17.8)	(8.9)	0.9	2.4
– before specific items1	(2.5)	(0.6)	(1.9)	(8.0)	(15.5)	4.0	1.1	2.4
EBITDA margin1	(10.7%)	(17.9%)	(9.4%)	(6.1%)	(26.4%)	(8.3%)	0.9%	2.2%
– before specific items1	(5.8%)	(9.0%)	(5.2%)	(2.1%)	(23.0%)	3.7%	1.1%	2.2%

Sales (000 tonnes)	71.8	12.3	59.5	506.9	93.5	138.0	130.0	145.4
Production (000 tonnes)	38.6	-	38.6	503.4	89.2	131.3	142.9	140.0
Curtailment (000 tonnes)2	120.0	85.8	34.2	134.7	70.5	24.8	17.2	22.2

Average sales revenue per tonne	$597	$548	$607	$759	$719	$777	$764	$762
Average delivered cash costs per tonne3	661	642	665	805	910	841	758	746
– before specific items3	632	595	640	774	886	748	756	746

Benchmark prices
NBSK pulp, Northern Europe delivery(US$/tonne)4	593	602	585	840	703	878	900	880

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and includes the impact on production in Q4, 2008 post closure of the Elk Falls pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year-end).  Curtailment consists of downtime related to market demand in 2009 and includes curtailment related to Crofton pulp which was indefinitely curtailed on March 8, 2009.

3
Average delivered cash costs per tonne consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

4	Benchmark selling prices are sourced from RISI.

Segment Overview

Demand for chemical pulp remained weak during Q2, down 0.3%, with the NBSK segment of the market declining 8.9%.  Prices improved marginally as a consequence of declines in pulp inventories and continued strong buying from China.  The benchmark price for NBSK was US$602 per tonne in Q2 compared to US$585 per tonne in Q1.  Compared to Q2, 2008, the average benchmark price decreased US$298 per tonne, or 33.1%.

Given the constraints on fibre supply caused by lower demand for lumber and the lack of improvement in the overall market for pulp, production at the Company’s Crofton pulp mill remained curtailed throughout Q2.  This removed the equivalent of 403,000 tonnes of annual production capacity, of which 343,000 tonnes were designated as market pulp with the remainder designated for internal consumption.

Operational performance

Three months ended June 30, 2009 compared to the three months ended June 30, 2008

The pulp segment operating loss in Q2 decreased by $143.9 million compared to Q2, 2008, primarily due to the impairment charge of $136.5 million in Q2, 2008 related to the Elk Falls pulp and white top linerboard assets combined with lower amortization of $9.5 million in Q2.  EBITDA and EBITDA before specific items decreased $2.1 million and $1.7 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 117,700 tonnes, or 90.5%, from Q2, 2008, primarily due to the permanent closure of the Elk Falls pulp and white top linerboard operation in November, 2008, and the curtailment of 85,800 tonnes of Crofton market pulp production in Q2.  Average sales revenue decreased $216 per tonne due to lower average transaction prices, partly offset by the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $116 per tonne from the comparative period primarily reflecting the positive impact of inventory valuation of NBSK pulp finished goods and raw material in Q2.  Before the impact of specific items, average delivered cash costs decreased $161 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Six months ended June 30, 2009 compared to the six months ended June 30, 2008

Pulp segment operating loss in Q2 YTD, 2009 improved by $145.6 million, compared to Q2 YTD, 2008 due to the Elk Falls pulp and white top linerboard operation impairment charge of $136.5 million in Q2 YTD, 2008 combined with lower amortization of $17.0 million in Q2 YTD, 2009.  This was offset by lower EBITDA of $7.9 million in the current period.  EBITDA and EBITDA before specific items decreased by $7.9 million and $6.0 million, respectively.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 203,600 tonnes, or 73.9%, from Q2 YTD, 2008, due to the permanent closure of the Elk Falls pulp and white top linerboard operation in November, 2008, and the curtailment of 120,000 tonnes of Crofton market pulp production in Q2 YTD, 2009.  Average sales revenue decreased $166 per tonne primarily due to lower average transaction prices partly offset by the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $90 per tonne from the comparative period reflecting the positive impact of inventory valuation of NBSK pulp finished goods and raw material in Q2 YTD, 2009.  Before the impact of specific items, average delivered cash costs decreased $118 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

3.	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash working capital	$16.6	$(15.2)	$31.8	$113.2	$53.3	$50.8	$4.6	$4.5
Changes in non-cash working capital	73.7	83.4	(9.7)	(35.1)	4.3	(46.4)	26.3	(19.3)

Cash flows provided (used) by
Operations	90.3	68.2	22.1	78.1	57.6	4.4	30.9	(14.8)
Investing activities	(0.8)	0.9	(1.7)	(205.3)	(5.9)	(12.6)	(176.4)	(10.4)
Financing activities	(52.9)	(33.5)	(19.4)	132.2	(52.9)	14.4	145.5	25.2

Capital spending	5.8	2.2	3.6	41.9	13.5	12.1	10.8	5.5
Amortization	72.9	35.8	37.1	165.8	38.7	39.1	46.3	41.7
Impairment	–	–	–	151.0	14.5	–	136.5	–
Capital spending as % of amortization	8%	6%	10%	25%	35%	31%	23%	13%

Total debt to total capitalization 1,2	49%	49%	52%	54%	54%	52%	50%	50%
Net debt to net capitalization 3,4	48%	48%	52%	54%	54%	52%	50%	50%
Net debt to LTM EBITDA before specific items 3,5,6	3.6	3.6	4.0	5.1	5.1	6.0	7.0	7.7
EBITDA before specific items to interest 5	2.3	1.1	3.3	2.5	3.4	3.4	1.6	1.6

1     Total debt comprises long-term debt, including current portion.
2     Total capitalization comprises total debt and shareholders’ equity attributable to the Company.
3     Net debt comprises total debt less cash on hand.
4     Net capitalization comprises total capitalization less cash on hand.
5     EBITDA before specific items is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.
6     LTM = last twelve months.

The Company’s principal cash requirements are for interest payments on its debt and for capital expenditures and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the Company’s ABL Facility.  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions.

Operating activities

Cash provided by operating activities in Q2 was $68.2 million compared to $30.9 million in the same quarter last year.  Reduced working capital requirements generated $83.4 million in Q2 compared to $26.3 million in Q2, 2008.  Lower EBITDA in the current quarter partly offset the impact of these working capital movements.

Investing activities

Cash provided by investing activities in Q2 was $0.9 million compared to cash used of $176.4 million in the same quarter last year.  Cash used in Q2, 2008 was primarily related to $171.9 million used for the acquisition of Snowflake.

Capital spending for Q2 was $2.2 million, primarily for maintenance of business and the TMP upgrade at Port Alberni.

Financing activities

Cash used by financing activities in Q2 was $33.5 million compared to cash provided of $145.5 million in the same quarter last year.  In Q2, 2009 cash used reflected a decrease in drawings on the Company’s credit facility of $38.8 million, and the settlement in Q2 of a purchase of the Company’s debt of $4.9 million, offset by proceeds of $10.4 million from unwinding debt hedge positions in Q2, 2009.  In Q2, 2008, net proceeds of $121.1 million were provided from an equity rights offering and additional borrowings of $48.4 million on the Company’s operating facility to finance the Snowflake acquisition.

Capital resources

The Company’s capital resources at June 30, 2009 included the amount available under the ABL Facility.  A summary of the Company's future cash flows for contractual obligations as of December 31, 2008 can be found on page 37 of the Company's 2008 Annual Report.  These have not changed materially since December 31, 2008.

Availability on the Company’s ABL Facility and total liquidity at period-end is summarized in the following table:

(In millions of dollars)	2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$159.4	$241.5	$263.3	$304.1	$319.0	$311.3
Letters of credit	(24.8)	(25.8)	(27.9)	(24.5)	(24.1)	(20.6)
Amount drawn, net	-	(38.8)	(60.1)	(113.5)	(93.5)	(69.4)
Available to be drawn1,2	134.6	176.9	175.3	166.1	201.4	221.3
Cash on hand	41.6	6.0	5.0	6.2	-	-
Total liquidity	$176.2	$182.9	$180.3	$172.3	$201.4	$221.3

1	Availability effective Q3, 2008 relates to the ABL Facility and availability for prior quarters relates to the Company’s previous $350 million revolving operating facility.
2
The Company’s ABL Facility is subject to certain financial covenants as disclosed in the Company’s interim consolidated financial statements for the three-month period ended June 30, 2009, in note 6, “Long-term debt.”  The amount “available to be drawn” is before taking into account the financial covenant to maintain excess availability above $35 million.

As of June 30, 2009, the Company had $176.2 million of liquidity available, comprised of $41.6 million in cash and $134.6 million of availability on its ABL Facility.  Compared to the same quarter last year, the Company’s available liquidity decreased by $25.2 million. The decrease primarily reflects the different security pledged under the ABL Facility compared to the previous facility and lower inventory and accounts receivable balances as a result of higher curtailment in Q2 (and therefore a reduced borrowing base).  These factors were partly offset by a reduction in amounts drawn of $93.5 million and an increase in cash on hand of $41.6 million.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances, less certain reserves.  The borrowing base at June 30, 2009 includes a reserve of $15.1 million for unpaid property taxes and associated penalties.

Debt

Total debt outstanding as at June 30, 2009 was $813.8 million.  The Company’s net-debt to net-capitalization ratio as at June 30, 2009, was 48%, or 4% lower than March 31, 2009 due to lower borrowings on the ABL Facility and increased cash, combined with the change in the U.S. dollar to Canadian dollar exchange rate between the two periods.

The Company has reclassified non-recourse debt of $74.9 million, relating to PREI, as a non-current liability on its balance sheet as at June 30, 2009, on the basis of a twelve-month bridge-financing commitment PREI had in place as of that date.  This debt was successfully refinanced on July 24, 2009, subsequent to quarter-end.  The Company has a 50% interest in PREI and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary.

On June 23, 2009, the Company announced it is reviewing alternatives to address the maturity of its US$354 million, 8.625% notes and US$250 million, 7.375% notes which mature in 2011 and 2014 respectively.

The following table illustrates the changes in the Company’s long-term debt for the three months ended June 30, 2009:

Issue	March 31, 2009	Net increase (decrease)	Foreign exchange	June 30, 2009
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$354.2 million)	$447.7	$(0.1)	$(34.6)	$413.0
Senior notes, 7.375% due March 2014 (US$250.0 million)	319.4	(0.3)	(24.4)	294.7
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/prime/LIBOR rates	38.8	(38.8)	-	-
Capital lease obligation	11.9	(0.2)	-	11.7

Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.5	0.4	-	74.9
Subordinated promissory notes	19.5	-	-	19.5

Total long-term debt	$911.8	$(39.0)	$(59.0)	$813.8
Less current portion	(75.5)	74.5	-	(1.0)
	$836.3	$35.5	$(59.0)	$812.8

Refer to the Company’s interim consolidated financial statements restated and presented in accordance with U.S. GAAP for the three months ended June 30, 2009, note 7, “Long-term debt” for details related to covenant compliance.

Credit rating
Following the Company’s announcement that it is reviewing refinancing alternatives to address the maturity of its unsecured notes, S&P lowered its credit ratings for the Company, including its long-term corporate credit rating from B to CCC+.  S&P also placed the ratings on CreditWatch with negative implications in light of uncertainty pertaining to the details of the Company’s potential refinancing plan.  In July, 2009, Moody’s downgraded the Company’s corporate family rating from B1 to B3, given the rapid deterioration in industry conditions.

Financial instruments

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long-term debt.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  The Company is exposed to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest risk) and liquidity risk.  The Board of directors and the Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on, their use.  Management policies identify and analyze the risks, establish appropriate controls, set responsibilities and limits and provide for regular monitoring and reporting requirements.  For further details regarding specific risks, refer to the Company’s consolidated financial statements for the year ended December 31, 2009, note 26, “Financial instruments.”

In accordance with its financial risk-management program, the Company manages its exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions.  The Company does not enter into financial instruments for speculative purposes.

Revenue risk management instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies.  At June 30, 2009, the Company had foreign currency options and forward contracts with a notional principal of US$374 million with major financial institutions.  Instruments having a notional principal of US$281 million are designated as hedging instruments.  At period-end exchange rates, these instruments are reported at their fair value, which was $1.2 million at June 30, 2009.

The following table is a summary of the Company’s revenue risk management instruments outstanding at June 30, 2009 and related sensitivities to a US$0.05 change in the U.S. dollar relative to the Canadian dollar:

	Notional	Mark-to-market
(In millions of dollars)	principal	June 30, 2009	Sensitivity to US$0.05 change
	amount	US$/CDN$ 0.86	0.90	0.85	0.80
	(US$)	CDN$/US$ 1.16	1.11	1.17	1.25

2009 Q3	124	(2.6)	0.9	(3.5)	(8.4)
Q4	89	(0.9)	1.1	(1.4)	(4.1)

2010 Q1	61	0.9	2.5	0.5	(1.5)
Q2	39	1.9	3.1	1.6	0.1
Thereafter	61	1.9	4.1	1.3	(1.7)
	374	1.2	11.7	(1.5)	(15.6)

At June 30, 2009, a commodity swap agreement to fix the spread between the sales price of newsprint and purchase price of ONP within the next five months was outstanding for 5,000 tonnes.  This contract is not designated as a hedging instrument for accounting purposes.  This instrument is reported at its fair value, which was $1.0 million at June 30, 2009.

Cost risk management instruments

The Company’s policy allows for hedges to be placed on anticipated purchases of old newsprint.  As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  At June 30, 2009, the following commodity swap agreements were outstanding and the following fair values applied:

(i)	Agreement to fix the purchase price of 16,000 tonnes of ONP within the next four months – fair value as at June 30, 2009 was negative $0.1 million.

(ii)	Agreements to fix the purchase price of approximately 28% of natural gas usage for the next twelve month period – fair value as at June 30, 2009 was $0.2 million.

There are no cost risk management hedges in place that extend beyond twelve months. The Company had no oil contracts or options outstanding at June 30, 2009.

Long-term debt risk management instruments

In respect of long-term debt, the Company was party to US$20 million in forward foreign exchange contracts and options to acquire U.S. dollars over a three-month period as at June 30, 2009.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, these instruments are reported at their fair value, which was $0.1 million at June 30, 2009.

Interest rate swaps

The Company’s policy is to keep the majority of its term debt on a fixed-rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable and attractive. The Company had no fixed-to-floating interest rate swaps outstanding at June 30, 2009.

4.	RELATED PARTY TRANSACTIONS

A description of the Company's related parties can be found on page 40 of the Company's 2008 Annual Report. The Company had no significant related party transactions to report in Q2.

5.	CONTINGENT LIABILITY

Details related to the Company’s contingent liability on minimum take-or-pay obligations in respect of steam related to its 20-year Energy Services Agreement with Island Cogeneration No.2 Inc. (“ICP”) can be found on pages 40 and 41 of the Company’s 2008 Annual Report.  The Company has not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated.  Should the ultimate resolution differ from the Company’s assessment, a material adjustment to the Company’s financial position and the results of its operations could result.  The Company expects in any event to incur significant legal fees in connection with this matter.  As at June 30, 2009, the Company estimates that the cost of the steam that it has been unable to take due to the force majeure event was approximately $9 million (December 31, 2008 – approximately $4 million).

6.	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company's results of operations and financial position for the year ended December 31, 2008, can be found on page 41 of the Company's 2008 Annual Report.  These have not changed materially since December 31, 2008.

7.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2009:

(In millions of dollars, except per share amounts)
	2009		2008				2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Sales	$291.5	$352.5	$492.2	$504.8	$452.9	$399.5	$381.0	$413.7
EBITDA 1	6.1	61.1	64.7	53.1	29.5	12.1	15.1	(0.3)
Net earnings (loss) attributable to the Company	(1.9)	20.1	(48.5)	(10.9)	(121.9)	(38.5)	12.4	(18.6)

Net earnings (loss) per share attributable to the Company’s common shareholders – basic and diluted	$(0.01)	$0.06	$(0.13)	$(0.03)	$(0.33)	$(0.18)	$0.06	$(0.09)

1   EBITDA is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.

Refer to Section 1, “Overview and highlights” and the discussion on "Overview of three months ended June 30, 2009 compared to the three months ended March 31, 2009" for details of Q2 results compared to Q1.

The following table reconciles the average spot exchange rate to the Company’s effective exchange rate for the eight consecutive quarters ending June 30, 2009:

US$/CDN$ foreign exchange	2009		2008				2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Average spot rate	0.855	0.803	0.825	0.961	0.990	0.996	1.019	0.957
Revaluation of U.S. dollar receivables	0.046	(0.014)	(0.078)	(0.016)	0.005	(0.022)	0.008	0.040
(Favourable) unfavourable impact of hedging 1	(0.021)	0.045	0.112	0.017	(0.010)	(0.003)	(0.059)	(0.053)
Other	0.013	0.022	0.009	0.009	0.004	(0.004)	0.002	(0.009)
Average effective rate	0.893	0.856	0.868	0.971	0.989	0.967	0.970	0.935

1 Favourable (unfavourable) impact of hedging (in millions of dollars)	$5.0	$(15.6)	$(37.8)	$(7.6)	$2.7	$1.0	$17.0	$16.9

8.	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses) as defined equates to operating earnings (loss) plus amortization and impairment.  As U.S. GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so that they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2009 and 2008 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items and to have an indication of performance and comparative trends excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, gain on cancellation of long-term debt, asset impairments, restructuring costs, income tax adjustments, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under U.S. GAAP and might not be comparable to similarly titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items and net earnings (loss) per share attributable to the Company’s common shareholders before specific items should not be confused with or used as alternatives to measures prescribed by U.S. GAAP.

The Company has reported free cash flow because management believes it is useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  Free cash flow excludes working capital changes and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As U.S. GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow is calculated as EBITDA after capital expenditures, interest and taxes paid, and adjustments to reflect employee future benefit payments.

Refer to the tables below for a reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) attributable to the Company as reported to net earnings (loss) attributable to the Company before specific items, and reconciliation of free cash flow with cash provided (used) by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)	2009			2008
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company	$18.2	$(1.9)	$20.1	$(219.8)	$(48.5)	$(10.9)	$(121.9)	$(38.5)
Net (earnings) loss attributable to non-controlling interest	(1.0)	(1.1)	0.1	0.8	0.6	(0.1)	(0.2)	0.5

Net earnings (loss)	17.2	(3.0)	20.2	(219.0)	(47.9)	(11.0)	(122.1)	(38.0)

Depreciation and amortization	72.9	35.8	37.1	165.8	38.7	39.1	46.3	41.7
Impairment	-	-	-	151.0	14.5	-	136.5	-
Gain on cancellation of long-term debt	(30.7)	-	(30.7)	-	-	-	-	-
Foreign exchange (gain) loss on long-term debt	(25.3)	(37.9)	12.6	82.2	53.5	10.8	1.2	16.7
Other (income) expense, net	3.1	3.8	(0.7)	(4.9)	-	(0.2)	(4.5)	(0.2)
Interest expense, net	36.2	16.3	19.9	75.0	19.6	19.2	19.4	16.8
Income tax expense (recovery)	(6.2)	(8.9)	2.7	(90.7)	(13.7)	(4.8)	(47.3)	(24.9)

EBITDA	67.2	6.1	61.1	159.4	64.7	53.1	29.5	12.1

Specific items:
Restructuring costs	16.5	12.3	4.2	30.1	1.2	13.1	1.2	14.6
EBITDA before specific items	$83.7	$18.4	$65.3	$189.5	$65.9	$66.2	$30.7	$26.7

Impact of specific items by segment and by quarter

(In millions of dollars, except where otherwise stated)
	2009			2008
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1

Segment EBITDA favourable (unfavourable) impact of specific items:
Specialty printing papers	$(11.8)	$(9.8)	$(2.0)	$(10.6)	$1.0	$(0.1)	$(0.5)	$(11.0)
Newsprint	(2.6)	(1.9)	(0.7)	(4.1)	0.1	(0.1)	(0.5)	(3.6)
Pulp	(2.1)	(0.6)	(1.5)	(15.4)	(2.3)	(12.9)	(0.2)	-
Total	$(16.5)	$(12.3)	$(4.2)	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)

Reconciliation of net earnings (loss) attributable to the Company to net earnings (loss) attributable to the Company before specific items by quarter

(In millions of dollars and after-taxes, except where otherwise stated)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company as reported	$18.2	$(1.9)	$20.1	$(219.8)	$(48.5)	$(10.9)	$(121.9)	$(38.5)

Specific items:
Foreign exchange (gain) loss on long-term debt	(21.5)	(32.2)	10.7	69.4	45.2	9.1	1.0	14.1
Impairment and loss on disposal	-	-	-	111.0	10.0	-	101.0	-
Restructuring costs	11.5	8.5	3.0	20.8	0.9	9.0	0.8	10.1
Termination fee on closure of corrugating machine	-	-	-	(1.2)	-	-	(1.2)	-
Gain on cancellation of long-term debt	(26.1)	-	(26.1)	-	-	-	-	-
Income tax adjustments	0.7	-	0.7	(5.8)	1.7	-	-	(7.5)

Net earnings (loss) attributable to the Company before specific items	$(17.2)	$(25.6)	$8.4	$(25.6)	$9.3	$7.2	$(20.3)	$(21.8)

Net earnings (loss) per share attributable to the Company’s common shareholders in dollars: As reported	$0.05	$(0.01)	$0.06	$(0.65)	$(0.13)	$(0.03)	$(0.33)	$(0.18)
Before specific items	(0.04)	(0.06)	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities

(In millions of dollars)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$90.3	$68.2	$22.1	$78.1	$57.6	$4.4	$30.9	$(14.8)

Cash provided (used) by investing activities	(0.8)	0.9	(1.7)	(205.3)	(5.9)	(12.6)	(176.4)	(10.4)
Proceeds from the sale of property, plant and equipment and other assets	(3.2)	(0.5)	(2.7)	(2.2)	0.1	(2.3)	0.1	(0.1)
Snowflake acquisition	-	-	-	172.2	-	0.3	171.9	-
Other investing activities	(1.8)	(2.6)	0.8	(6.6)	(7.7)	2.5	(6.4)	5.0
Non-cash working capital changes except changes in taxes and interest	(75.0)	(87.8)	12.8	37.8	(6.6)	51.3	(29.7)	22.8
Other	20.0	15.4	4.6	(28.8)	(11.3)	(21.0)	10.8	(7.3)
Free cash flow	$29.5	$(6.4)	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

The following shows management’s calculation of free cash flow

(In millions of dollars)
	2009			2008
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$67.2	$6.1	$61.1	$159.4	$64.7	$53.1	$29.5	$12.1
Interest paid, net	(34.7)	(15.5)	(19.2)	(74.4)	(21.1)	(18.8)	(17.1)	(17.4)
Capital expenditures	(5.8)	(2.2)	(3.6)	(41.9)	(13.5)	(12.1)	(10.8)	(5.5)
Income taxes received (paid)	(0.7)	(0.3)	(0.4)	(0.8)	(0.7)	0.4	0.3	(0.8)
Employee future benefits expense, net of funding1	3.5	5.5	(2.0)	2.9	(3.2)	-	(0.7)	6.8
Free cash flow	$29.5	$(6.4)	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, estimates of the remaining economic life of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from these estimates.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 50 of the Company's 2008 Annual Report.  These have not changed materially since December 31, 2008.

10.	CHANGES IN ACCOUNTING POLICIES

Effective for the year ended December 31, 2009, the Company adopted U.S. GAAP for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian GAAP with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition, measurement and presentation differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP and restated its interim consolidated financial statements for 2009.

Information on the impact of U.S. GAAP on the Company’s interim consolidated earnings and consolidated balance sheets is presented in note 14, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” to the Company’s interim consolidated financial statements for the three and six months ended June 30, 2009 restated and presented in accordance with U.S. GAAP.

During 2009, the Company adopted the following new pronouncements issued by the Financial Accounting Standards Board (“FASB”):

•
In July 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single source of authoritative U.S. GAAP for non-governmental entities.  The ASC hierarchy consists of two levels, authoritative literature, and non-authoritative literature.  The ASC does not change GAAP, rather, it is designed to simplify access to and research on authoritative GAAP.  The authority of the rules and interpretive releases of the SEC have not changed as a result of the implementation of the ASC.  The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company adopted the FASB ASC in the preparation of its interim consolidated financial statements for the three and six months ended June 30, 2009, restated and presented in accordance with U.S. GAAP.

•
In May 2009, the FASB issued a new Subsequent Events Topic in the ASC, which establishes general standards of accounting for and disclosure of subsequent events.  The Topic is based on the same principles as those that currently exist in the auditing standards and requires disclosure of the date through which an entity has evaluated subsequent events and is effective for interim or annual financial periods ending after June 15, 2009.  The Company adopted the disclosure requirements of this Topic in the preparation of its interim consolidated financial statements for the three and six months ended June 30, 2009, restated and presented in accordance with U.S. GAAP.

•
In March 2008, the FASB amended the Derivatives and Hedging Topic of the ASC.  The amendments expand quarterly disclosure requirements about an entity’s derivative instruments and hedging activities.  The amendments are effective for fiscal years beginning after November 15, 2008.  The Company adopted the disclosure requirements of this Topic in its interim consolidated financial statements for the three and six months ended June 30, 2009, restated and presented in accordance with U.S. GAAP.

•
In December 2007, the FASB amended the Consolidation Topic of the ASC as it relates to the presentation and disclosure for entities that have equity investments not attributable to the parent, called non-controlling interests or minority interests.  The amendments establish where and how to report non-controlling interests in the consolidated statements of financial position and operations, and how to account for changes in non-controlling interests, and also establish disclosure requirements.  The amendments are effective for fiscal years beginning on or after December 15, 2008.  The Company adopted the amendments in the preparation of its interim consolidated financial statements for the three and six months ended June 30, 2009, restated and presented in accordance with U.S. GAAP.

11.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In June 2009, the FASB amended the Consolidation Topic of the ASC, as it relates to the consolidation of VIE.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  Qualified special-purpose entities will no longer be exempt from consolidation requirements.  The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this Topic become effective on January 1, 2010.  The Company is currently assessing the impact that the amendments will have on its financial statements or disclosures.

In December 2008, the FASB amended the Compensation-Retirement Benefits Topic of the ASC.  The amendments provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan and require disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, and (c) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and the significant concentrations of risk within plan assets. The disclosures are effective for fiscal years ending after December 15, 2009.  Upon initial application, the amendments to this Topic are not required for earlier periods that are presented for comparative purposes.

12.	RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships they have with the Company’s strategic plan.  The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of the Company's risks and uncertainties can be found on pages 53 to 61 of the Company's 2008 Annual Report.  Risks to the Company reported in the Company’s 2008 Annual Report include risks related to the cyclical nature of its business and fluctuations in product prices, exchange rate fluctuations, global competition, international sales, fluctuations in the cost and supply of wood fibre, capital structure, impact of losses incurred in recent periods which could affect ongoing operations if continued, labour disruptions, claims of aboriginal title and rights in Canada, increases in energy costs, environmental regulation, supply of certain raw materials, increases in capital and maintenance expenditures, periodic litigation, extending trade credit to customers, consumer boycotts or increases in costs due to chain-of-custody programs, insurance coverage limitations, mill locations in seismically active areas, post-retirement plan obligations, and change in legal control of the Company.  An update to the Company's risks and uncertainties can be found on pages 24 and 25 of the Company’s 2009 First Quarter Report.  A further update to that report can be found below:

Update on risks and uncertainties

The Company’s business is of a cyclical nature and its product prices may fluctuate significantly

For further details related to the current business climate, refer to Section 14, “Outlook.”

The Company has withheld payment of a significant portion of its property taxes in B.C.

The Company has been assessed a total of $19.3 million in municipal property taxes related to four of the B.C. municipalities in which the Company operates.  The Company has petitioned the Supreme Court of B.C. for judicial review of the property taxes assessed against it for the 2009 year in these municipalities, seeking declarations that the tax rates for major industry are unreasonable and therefore beyond the municipalities’ jurisdiction.  As a result, the Company did not pay all of the property taxes assessed against it by these municipalities when due on July 2, 2009.

Notwithstanding the court proceedings initiated by the Company, and absent the Company obtaining a judicial stay as described below, the municipalities are entitled to certain remedies in connection with the unpaid amount of assessed property taxes, including seeking and enforcing a judgment to collect such taxes or retaining a bailiff to distrain against the Company’s goods, chattels and inventory and selling them to recover the debt.  In addition, the outstanding debt for property taxes in each municipality is a special charge upon the Company’s lands and improvements in such municipality.  This special charge has priority over any claim, lien, privilege or encumbrance of any person except the Crown on the lands and improvements.  The unpaid taxes are subject to a 10% penalty (except in Port Alberni where the penalty was 5% on July 2, 2009 with another 5% becoming payable on October 1, 2009) and after December 31, 2009, will bear compound interest at the prime rate of interest of the principal bank to the Province of B.C. plus 3% per annum.  As of July 30, 2009, the total amount of unpaid taxes, together with the applicable penalties, was $15.0 million.

Payment of the outstanding tax amount together with applicable penalties and interest at any time would extinguish all of the municipalities’ enforcement rights related to non-payment.  If a municipality sought to enforce one or more of the remedies described above before the conclusion of the court proceedings initiated by the Company, the Company could seek a stay preventing the municipality from enforcing those rights until final determination of the legal issues had been made.  The decision to order a stay would be in the discretion of the court.  While a stay would halt enforcement proceedings pending judgment in the initial court proceedings, it would not remove the municipality’s special charge upon the affected lands and improvements as described above.  If any 2009 taxes remain unpaid on September 26, 2011, the municipality must proceed to a tax sale.  In that event, the Company would have until September 26, 2012, to redeem the property by paying all outstanding taxes, penalties, interests and fees to the date of redemption.

13.	SENSITIVITY ANALYSIS

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with the effect of price changes on specialty printing paper grades and newsprint being the greatest.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy-supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and input materials whose pricing is highly correlated to energy costs.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel, and ONP.

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA5	Net earnings1	Earnings per share

Product prices 2
A US$10 per tonne change in the sales price of:
Specialty printing papers	$13	$9	$0.02
Newsprint	11	8	0.02
Pulp	4	3	0.01

Foreign exchange 3
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$7	$4	$0.01

Energy cost sensitivity 4
A 5% change in the price of:
Natural gas and oil – direct purchases	$1	$1	$0.00
Electricity – direct purchases	6	4	0.01
Coal	1	1	0.00

Fibre sensitivity 4
A US$5 per unit change in the price of:
Wood chips (Bdt)	$5	$3	$0.01
ONP (ST)	3	2	0.01

1      Based on an expected tax rate of 30%.
2      Based on sales at full 2009 production capacities and foreign exchange rate of US$0.86.
3
Based on Q2, 2009 annualized net cash flows and a movement from US$0.86 to US$0.87 and excluding the Company’s hedging program and the impact of the Company’s translation of U.S. dollar denominated debt.

4      Based on Q2, 2009 annualized consumption levels and exchange rate of US$0.86.
5      EBITDA is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.

14.	OUTLOOK

Market conditions are expected to remain very challenging for the foreseeable future as there is no evidence to suggest that the imbalance between supply and demand is changing.  Demand is expected to remain weak and despite seasonal factors that could prevent further demand erosion in Q3, prices are expected to deteriorate further as over-supply continues.  The impact of declining prices, reduced sales volume due to continued weak demand, and a Canadian dollar that has strengthened since Q2, will have a significant negative impact on the Company’s operating results and cash flows.

While the Company will continue to focus on taking action to address its competitiveness, it is clear that the pulp and paper industry is in a period of structural change and it is unlikely that overall demand for printing paper grades will come back to pre-recession levels.  This will require longer-term solutions to address the Company’s cost challenges, asset base, and capital structure.  The Company will be looking to all stakeholders to play a role in ensuring the long-term viability and success of the Company as it adapts to the structural demand changes that are underway.

Production curtailment

The Company expects to curtail 51% of its newsprint capacity, 19% of its specialty printing paper capacity and 100% of its market pulp capacity in Q3.  This represents expected curtailment of 43% of the Company’s total market capacity in Q3, consistent with Q2.  The table below summarizes the production curtailment the Company currently anticipates in Q3:

Q3, 2009 forecast production curtailment (000 tonnes)	Specialty printing papers	Newsprint	Pulp	Total

Crofton 1	-	-	85.8	85.8
Elk Falls 1	53.0	78.0	-	131.0
Snowflake	-	43.7	-	43.7
Total	53.0	121.7	85.8	260.5

1	Curtailment includes market curtailment related to E1, E2, E5 and Crofton pulp which are indefinitely curtailed.

Decisions as to the specific extent of more or less curtailment in the third quarter and beyond will be made as required based on market conditions at the time.  Residual chip fibre supply remains very low and is well below historical levels.  If market demand for paper and/or pulp were to recover to justify the restart of machines that are currently indefinitely curtailed, lack of economically viable fibre would be a constraint, the extent of which would depend on timing, the amount of capacity involved, and the condition of lumber markets and sawmill operating rates at that time.

Demand and pricing

Underlying demand for the Company’s products is expected to remain weak for the balance of the year.  Although seasonal factors may help diminish demand erosion in the short-term, the demand situation late in 2009 and the first quarter of 2010 remain a significant concern.  The Company expects prices to continue to decline for all paper products for the remainder of 2009.  In addition, directory pricing is expected to drop in 2010 as new pricing arrangements will replace 2009 prices.  Although NBSK pulp prices are expected to recover slightly, demand for NBSK pulp is expected to remain weak through 2009 and prices are unlikely to see a sustained recovery.

Capital spending

Capital spending is expected to be less than $20 million in 2009, down from the Q1 estimate of $25 million.

Liquidity, debt maturities, and covenants

Given the negative operating outlook, the Company’s liquidity is likely to reduce until market conditions improve.  Further reductions in pricing, combined with a stronger Canadian dollar and the anticipated level of curtailments will continue to reduce the Company’s cash flow and borrowing base under the ABL Facility.  The Company remains focused on minimizing the impact on liquidity by actively pursuing all opportunities to conserve cash and reduce expenditures.

In addition to the focus on liquidity, the Company is currently assessing alternatives to address the maturity of its senior unsecured notes in 2011 and 2014.  The objectives of this assessment are primarily to reduce the financial leverage of the Company, extend debt maturities, and reduce annual interest costs.  The Company believes this is prudent in light of the lower long-term demand for paper and the need to provide time for the Company to adjust to the associated restructuring of the industry.

For further details on the Company’s financial condition see Section 3, “Liquidity and capital resources” and the Company’s interim consolidated financial statements restated and presented in accordance with U.S. GAAP for the three and six month periods ended June 30, 2009, note 7, “Long-term debt”.

15.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER
FINANCIAL REPORTING

The Company did not make any significant changes in internal control over financial reporting during the most recent three-month period ended June 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors.  The Board of directors has read and approved this MD&A.  Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company's regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on pages 63 and 64 of the Company's 2008 Annual Report.  There have been no significant changes to those requirements since December 31, 2008.

16.	OUTSTANDING SHARE DATA

At July 30, 2009, the Company had 381,753,490 common shares issued and outstanding.  At July 30, 2009, the Company also had 1,829,459 stock options outstanding, exercisable for 1,829,459 common shares of the Company.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.